SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2008

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Letter dated November 12, 2008 in relation to the Registrant’s payment of special dividend.

1.2	Request Form for payment of special dividend to shareholders in United States dollars.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2008

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher Foll
Christopher Foll
Chief Financial Officer

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

12 November 2008

Dear Shareholder

Payment of Special Dividend

The Company announced (the “Announcement”) today that your Directors had declared a special cash dividend (“Special Dividend”) of HK$7 per ordinary share of the Company with a nominal value of HK$0.25 each (“Share”) (or approximately US$0.903, subject to applicable exchange rates at the time of payment).

As was stated in the Announcement, if your Shares are recorded on the Cayman Islands Share Register or the Hong Kong Share Register of the Company on Friday, 28 November 2008, you are a “Qualifying Shareholder” and will automatically be entitled to receive the Special Dividend in Hong Kong dollars, unless you make a specific request for receiving payment in United States dollars in the prescribed form (the “Request Form”) to be received by Computershare Hong Kong Investor Services Limited, the Hong Kong Share Registrar of the Company, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong before 4:30 p.m. on Thursday, 27 November 2008 (Hong Kong time).

A Request Form is enclosed for your convenience. If you do NOT wish to request for payment of the Special Dividend in United States dollars, it is NOT necessary for you to complete the Request Form.

The Company will announce on Friday, 28 November 2008 the forward Hong Kong dollars to United States dollars exchange rates to Tuesday, 2 December 2008, the proposed date for payment of the Special Dividend.

Dividend warrants are expected to be posted to the Qualifying Shareholders on or about Tuesday, 2 December 2008.

Yours faithfully

Edith Shih

Company Secretary

As at the date hereof, your Directors are Mr. LUI Dennis Pok Man, Mr. Christopher John FOLL, Mr. CHAN Ting Yu (also Alternate to Mr. Lui Dennis Pok Man) and Mr. WONG King Fai, Peter (Executive Directors); Mr. FOK Kin-ning, Canning (Chairman), Mrs. CHOW WOO Mo Fong, Susan (also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt) and Mr. Frank John SIXT (Non-executive Directors); Mr. KWAN Kai Cheong, Mr. John W. STANTON and Mr. Kevin WESTLEY (Independent Non-executive Directors); Mr. WOO Chiu Man, Cliff (Alternate to Mr. Christopher John Foll) and Mr. MA Lai Chee, Gerald (Alternate to Mr. Wong King Fai, Peter).

Exhibit 1.2

BOX A 甲欄	NAME(S) AND ADDRESS OF SHAREHOLDER(S) 股東之姓名及地址

This document is the Request Form referred to in the announcement of Hutchison Telecommunications International Limited (the "Company") dated 12 November 2008 (the "Announcement"). You should read it in conjunction with the Announcement. Defined terms in the Announcement have the same meanings in this form.
本文件乃本公司日期為2008年11月12日之公佈（「該公佈」）內所述之請求表格。此請求表格應與該公佈一同參閱。本文件所用詞彙與該公佈內所定義者具相同涵義。

Hutchison Telecom

Hutchison Telecommunications International Limited
和記電訊國際有限公司

(incorporated in the Cayman Islands with limited liability)
（在開曼群島註冊成立之有限公司）
(Stock Code: 2332)
（股份代號：2332）

REQUEST FORM
請求表格

THIS REQUEST FORM IS FOR THE USE ONLY BY THE QUALIFYING SHAREHOLDER(S) (Note 1)
本請求表格只供合資格股東使用（附註1）

This Section needs only be completed if you are a Qualifying Shareholder and you wish to receive the Special Dividend to which you are entitled in United States dollars.
如 閣下為合資格股東，而 閣下擬以美元收取應收取之特別股息，方需填寫本節。

If you wish to request payment in **United States dollars of the Special Dividend** to which you are entitled as a Qualifying Shareholder in respect of your entire (and not part only of) holding of the Shares shown as held by you in the Cayman Islands Share Register of the Company or the Hong Kong Share Register of the Company on Friday, 28 November 2008, you should enter a tick(✓) in **Box B** and SIGN, DATE and RETURN this Request Form. (Notes 2 to 6)
如欲就 閣下作為合資格股東持有於2008年11月28日（星期五）已在本公司的開曼群島股東名冊或本公司的香港股東名冊登記之全部（並非僅部份）股份所獲發之特別股息要求以美元派付，請在乙欄劃上「✓」號，然後在本請求表格上簽名及填上日期，並交回本請求表格。（附註2至6）

BOX B 乙欄	REQUEST FOR SPECIAL DIVIDEND TO BE PAID IN UNITED STATES DOLLARS 請求特別股息以美元派付	(Note 7) (附註7)

Signed by 簽署：______________________________ (Note 8) (附註8)
Signature of Shareholder(s) 股東之簽名

Date 日期：______________________ Daytime telephone number (if any) 日間電話號碼（如有）：______________________

Notes:
附註：

1. You are sent this Request Form as your name appeared on the Cayman Islands Share Register of the Company or the Hong Kong Share Register of the Company on 11 November 2008. You are a Qualifying Shareholder if your name appears on the Cayman Islands Share Register of the Company or the Hong Kong Share Register of the Company on Friday, 28 November 2008. If you are not a Shareholder now and you wish to become a Qualifying Shareholder, all transfers, accompanied by the relevant share certificates, must be lodged with the Hong Kong Share Registrar of the Company (see Note 3 below) for registration before 4:30 p.m. on Wednesday, 26 November 2008 (Hong Kong time).
由於 閣下在2008年11月11日名列本公司的開曼群島股東名冊或本公司的香港股東名冊，因此 閣下獲寄發本請求表格。如 閣下於2008年11月28日（星期五）已在本公司的開曼群島股東名冊或本公司的香港股東名冊內登記，則 閣下為合資格股東。如 閣下現在並非本公司的股東而擬成為合資格股東，則 閣下必須於2008年11月26日（星期三）下午四時半（香港時間）前將所有過戶文件及相關股票送交本公司之香港證券登記處（見附註3）辦理過戶登記手續。
2. This Request Form is subject to the terms and conditions of the payment of the Special Dividend as set out in the Announcement.
本請求表格須受該公佈中所載派付特別股息之條款及條件規限。
3. If you wish to request payment in United States dollars of the Special Dividend to which you are entitled as a Qualifying Shareholder, this Request Form should be duly completed and executed and returned in the enclosed envelope marked "For Return of Request Form - Hutchison Telecommunications International Limited" to the Hong Kong Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, as soon as possible but in any event so as to reach the above address before 4:30 p.m. on Thursday, 27 November 2008 (Hong Kong time). No acknowledgement of receipt of any Request Form will be given.
倘 閣下為合資格股東並請求特別股息以美元派付，則須填妥及簽署本請求表格，並放入封面註明「和記電訊國際有限公司－交回請求表格」之隨附信封內，盡快並於2008年11月27日（星期四）下午四時三十分（香港時間）前，送交本公司之香港證券登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712至1716室。任何請求表格概不獲發認收通知書。
4. If you (i) do not return this Request Form as described above, (ii) return this Request Form which is not duly completed or executed in accordance with the above terms, or (iii) return this Request Form requesting payment in a combination of both United States dollars and Hong Kong dollars, you will be paid the Special Dividend to which you are entitled as a Qualifying Shareholder in Hong Kong dollars in respect of your entire holding of the Shares shown as held by you in the Cayman Islands Share Register of the Company or the Hong Kong Share Register of the Company on Friday, 28 November 2008 in the form of a Hong Kong dollars dividend warrant sent by post to your registered address.
倘 閣下(i)並未按上述指示交回本請求表格，或(ii)交回之本請求表格並未按照上述條款填妥或簽署，或(iii)交回本請求表格同時請求以美元及港元派付，則 閣下作為合資格股東於2008年11月28日（星期五）已在本公司的開曼群島股東名冊或本公司的香港股東名冊登記之全部股份所應獲之特別股息將以港元股息單郵寄至 閣下登記地址之方式以港元派付。
5. Compliance by the Company with this request will discharge it from all liability in respect of the Special Dividend so paid.
本公司遵照此項請求後，將獲免除有關以上述方式派付特別股息之一切責任。
6. All enquiries regarding this Request Form should be addressed to the Hong Kong Share Registrar of the Company: Computershare Hong Kong Investor Services Limited (telephone hotline: (+852) 2862 8555).
如對本請求表格有任何疑問，請向本公司之香港證券登記處香港中央證券登記有限公司查詢（熱線電話：(+852) 2862 8555）。
7. Please tick as appropriate. On valid request of payment of the Special Dividend in United States dollars, such dividend will be paid in the form of a United States dollars dividend warrant sent by post to your registered address.
請在適當欄內劃上「✓」號。該有效請求特別股息以美元派付，有關股息將以美元股息單郵寄至 閣下登記地址之方式派付。
8. This Request Form must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person authorised to sign the same.
本請求表格必須由 閣下或 閣下之正式書面授權人簽署。倘股東為公司，則本請求表格必須蓋上公司印鑑，或經由公司負責人、授權人或其他獲正式授權之人士簽署。